FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 02, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Persons Discharging Managerial Responsibility:-

Mr R Bondy                    Exercise of options on 1 December 2005 over 1,031
                              Ordinary shares granted on 1 December 2002 under the GlaxoSmithKline Savings Related Share Option
                              Scheme at a price of GBP9.16 per share.

Mr M Dunoyer                  Exercise of options on 1 December 2005 over 1,031
                              Ordinary shares granted on 1 December 2002 under the GlaxoSmithKline Savings Related Share Option
                              Scheme at a price of GBP9.16 per share.

The Company was advised of these transactions on 2 December 2005.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

2 December 2005



SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 02, 2005                                  By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc